================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF SEPTEMBER 2003

                          Commission File No. 333-8880

                        SATELITES MEXICANOS, S.A. de C.V.

                          Blvd. M. Avila Camacho No. 40
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                                (52) 55-5201-0800

      The registrant files annual reports under cover of Form 20-F.

      The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

================================================================================

      As previously reported, Satelites Mexicanos, S.A. de C.V. ("Satmex") did not make the August 1, 2003 interest payment on its 10 1/8% Senior Notes due 2004 (the "Fixed Rate Notes"). The amount of the interest payment due was $16.2 million. The 30-day cure period has expired and, as a result, an Event of Default as defined in the Fixed Rate Note indenture has occurred. Satmex did not pay the interest payment in order to conserve cash to supplement payments necessary for the insurance and launch of its new Satmex 6 satellite. The launch is scheduled for later this year.

      Satmex is negotiating with the Fixed Rate Note investors regarding a debt restructuring plan. To that effect, Satmex filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC") relating to a proposed exchange offer for the Fixed Rate Notes on July 21, 2003. Satmex also continues to work toward the completion of the financing of the Satmex 6 satellite with the U.S. and French Export Credit Agencies.

      As described above, a registration statement relating to the new fixed rate notes to be issued in the exchange offer has been filed with the SEC but has not become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and Satmex has obtained the necessary authorizations from the Comision Nacional Bancaria y de Valores de Mexico. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or in Mexico in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or of Mexico.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               SATELITES MEXICANOS, S.A. de C.V.


                                                   By: /s/ Cynthia Pelini
                                                   -----------------------------
                                                   Cynthia Pelini
                                                   Chief Financial Officer
                                                   Date: September 2, 2003


                                        2